(As filed on November 4, 2005)

                                                                File No. 70-8945

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                    ----------------------------------------

                                     POS AMC
                         POST-EFFECTIVE AMENDMENT NO. 6
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     --------------------------------------

                               AMEREN CORPORATION
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                            CIPSCO INVESTMENT COMPANY
                             CIPSCO LEASING COMPANY
                              607 East Adams Street
                           Springfield, Illinois 62739

                    AMERENENERGY RESOURCES GENERATING COMPANY
                               300 Liberty Street
                             Peoria, Illinois 61602

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                 ----------------------------------------------

                               AMEREN CORPORATION

                 (Name of top registered holding company parent)
                   -------------------------------------------

                               Steven R. Sullivan
              Senior Vice President, General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)
                     --------------------------------------

           The Commission is requested to send copies of all notices, orders and other communications in connection with this
                           Application/Declaration to:

   Craig W. Stensland,                          William T. Baker, Jr., Esq.
   Associate General Counsel                    Thelen Reid & Priest LLP
   Ameren Services Company                      875 Third Avenue
   1901 Chouteau Avenue                         New York, New York  10022
   St. Louis, Missouri 63103


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


     Post-Effective Amendment No. 5 filed in this proceeding on August 22, 2005 is hereby amended and restated in its entirety to read as follows:

ITEM 1. DESCRIPTION OF THE PROPOSED TRANSACTIONS.
        ----------------------------------------

     1.1 Background. Ameren Corporation ("Ameren"), whose principal business address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Ameren directly owns all of the issued and outstanding common stock of Union Electric Company, d/b/a "AmerenUE," Central Illinois Public Service Company, d/b/a "AmerenCIPS," and Illinois Power Company d/b/a "AmerenIP," and indirectly through CILCORP Inc. ("CILCORP"), an exempt holding company, owns all of the issued and outstanding common stock of Central Illinois Light Company, d/b/a "AmerenCILCO." Together, AmerenUE, AmerenCIPS, AmerenIP and AmerenCILCO provide retail and wholesale electric service to approximately 2.3 million customers and retail natural gas service to approximately 935,000 customers in parts of Missouri and Illinois. In addition, AmerenCILCO holds all of the outstanding common stock of AmerenEnergy Resources Generating Company ("AERG"), a non-exempt electric utility generating subsidiary to which AmerenCILCO transferred substantially all of its generating assets in October 2003.

     Ameren also directly owns all of the issued and outstanding common stock of CIPSCO Investment Company ("CIPSCO Investment"), a non-utility subsidiary that in turn owns all of the issued and outstanding common stock of, among other subsidiaries, CIPSCO Leasing Company ("CIPSCO Leasing"). CIPSCO Leasing, directly or through subsidiaries, invests in certain long-term leveraged lease transactions. As relevant to this Post-Effective Amendment, CIPSCO Leasing's wholly-owned subsidiary, CLC Aircraft Leasing Company ("CLC Aircraft"), holds a 100% interest as the owner participant in an MD-88 commercial passenger aircraft that is leased to Delta Air Lines, Inc. ("Delta") (the "Aircraft Lease Interest").

     Ameren, AERG, CIPSCO Investment and CIPSCO Leasing are herein referred to collectively as the "Applicants."

     1.2 Prior Proceedings. By order dated December 30, 1997, in this proceeding (Holding Co. Act Release No. 26809) (the "Merger Order"), the Commission authorized Ameren to acquire all of the issued and outstanding common stock of AmerenUE and CIPSCO Incorporated, which was then the parent company of AmerenCIPS, to organize a service company subsidiary, and to issue and sell common stock pursuant to certain stock plans. In addition, the Commission authorized Ameren to retain the direct and indirect non-utility subsidiaries and investments of AmerenUE and CIPSCO Incorporated, subject to certain exceptions./1/ Specifically as it relates to this Post-Effective Amendment, the

--------------------
(1) By supplemental order in this proceeding dated June 27, 2001 (Holding Co. Act Release No. 27421), the Commission determined that certain limited liability company investments of CIPSCO Incorporated were retainable under the standards of Section 11(b)(1) of the Act.


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


Commission determined that the Aircraft Lease Interest was retainable under
Section 9(c)(3) of the Act./2/ The Commission noted that it has previously authorized registered holding companies, pursuant to Section 9(c)(3) of the Act, to make similar types of passive investments, citing Central and South West Corporation, et al., 49 S.E.C. 323 (1985) ("CSW"). In CSW, the Commission authorized a registered holding company to make passive equity investments in leveraged leases for the purpose of obtaining tax benefits in the form of accelerated depreciation and investment credits.

     More recently, in an unrelated proceeding (File No. 70-10078), the Commission determined that a similar commercial aircraft lease interest held by an associate company of CIPSCO Leasing (CIM Air Leasing, Inc.) is not retainable under the standards of Section 11(b)(1) of the Act, since it is not reasonably incidental or economically necessary or appropriate to the operations of Ameren's integrated public utility business. Moreover, the Commission held that the aircraft lease interest (as well as certain other lease investments held by associate companies of CIM Air Leasing, Inc.) are not retainable under Section 9(c)(3) of the Act noting, among other things, that CILCORP had already captured substantially all of the tax benefits (in the form of accelerated depreciation) available under the lease. Accordingly, the Commission directed Ameren to divest the aircraft lease investment. See Ameren Corporation, et al., Holding Co. Act Release No. 27645 (Jan. 29, 2003).

     1.3 Requested Findings under Section 11(b)(1) of the Act. Although the Aircraft Lease Interest is a "passive" investment, CIPSCO Leasing has already captured the tax benefits (in the form of accelerated depreciation) associated with the leased equipment. Thus, the economic characteristics associated with this investment are no longer the same as they were at the time of the Merger Order. Ameren has concluded, therefore, consistent with the Commission's subsequent findings in File No, 70-10078, that the Aircraft Lease Interest is not retainable under the standards of either Section 11(b)(1) of the Act or under Commission precedents interpreting Section 9(c)(3) of the Act.

     If the Commission concurs with Ameren's conclusion that the Aircraft Lease Interest is not retainable, then it is requested that the Commission issue a supplemental order in this proceeding to: (i) require Ameren to sell or otherwise dispose of the Aircraft Lease Interest or of the equity securities of CLC Aircraft not later than February 8, 2006;/3/ (ii) recite that such sale or disposition of the Aircraft Lease Interest or of the equity securities of CLC Aircraft is necessary or appropriate to the integration or simplification of the Ameren holding company system and to effectuate the provisions of Section 11(b)(1); (iii) require that the net proceeds from such sale or disposition be utilized within 24 months of the receipt thereof to retire or cancel securities

--------------------
(2) Under Section 9(c)(3) of the Act, the Commission may permit a registered holding company to acquire securities "in the ordinary course of business" if "not detrimental to the public interest or the interest of investors or consumers."
(3) On August 8, 2005, the President signed the Energy Policy Act of
2005, P.L. 109-58, 119 Stat. 594, into law which, among other things, repeals the Act effective six months after the date of enactment (i.e., February 8, 2006). The transactions described in this Post-Effective Amendment incidental to the divestiture of the Aircraft Lease Interest may, in fact, be carried out after the effective date of repeal of the Act.


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


representing indebtedness of the transferor or otherwise expended for property other than "nonexempt property" within the meaning of section 1083 of the Internal Revenue Code, as amended (the "Code") or invested as a contribution to the capital, or as paid-in surplus, of another direct or indirect subsidiary of Ameren in a manner that satisfies the nonrecognition provisions of Code section 1081; and (iv) recite that such expenditure or investment by the transferor is necessary or appropriate to the integration or simplification of the Ameren holding company system./4/

     1.4 Summary of Relevant Provisions of the Code. Code section 1081(b)(1) provides for the nonrecognition of gain or loss from a sale or exchange of property made in obedience to a Commission order. Code section 1082(a)(2) requires that any unrecognized gain under Code section 1081(b)(1) be applied to reduce the basis of the transferor's remaining assets in a specified manner.

     An exception from this nonrecognition treatment exists under Code section 1081(b)(2), which specifies that if property received in connection with any sale or disposition is "nonexempt property,"/5/ then such "nonexempt property" or an amount equal to the fair market value of such "nonexempt property" must, within 24 months of the time of the transfer, in accordance with an order of the Commission, be expended for property other than "nonexempt property" or invested as a contribution to the capital, or as paid-in surplus, of another corporation, and the Commission's order recites that such expenditure or investment by the transferor corporation is necessary or appropriate to the integration or simplification of the holding company system of which the transferor corporation is a member. Code section 1081(b)(3) provides that an appropriate expenditure for property other than "nonexempt property" for purposes of Code section 1081(b)(2) includes each of (1) a payment in complete or partial retirement or cancellation of securities representing indebtedness of the transferor and (2) the amount of any liability of the transferor that is assumed (or to which transferred property is subject) in connection with any transfer of property in obedience to a Commission order.

     Code section 1081(d) provides for the nonrecognition of gain or loss from certain intercompany transactions within the same system group if such transactions are made in obedience to a Commission order.

     1.5 Transactions Incident to Sale of the Aircraft Lease Interest. CIPSCO Leasing intends to seek a buyer or buyers for the Aircraft Lease Interest or of the equity securities of CLC Aircraft in a privately negotiated transaction.

--------------------
(4) Section 1081(f) of the Code specifies that in order for section 1081 to apply to an exchange, investment, distribution or sale, the order of the Commission in obedience to which such transaction was made must recite that such transaction is necessary or appropriate to effectuate the provisions of Section 11(b) of the Act and specify and itemize the stock and securities and other property which are ordered to be acquired, transferred, received or sold.

(5) The term "nonexempt property" is defined in Code section 1083(e) to include, among other things, cash and indebtedness of the transferor that is cancelled or assumed by the purchaser in the exchange.


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


Alternatively, as a result of the bankruptcy of Delta,/6/ CLC Aircraft, as owner participant under the lease, may, in the bankruptcy proceeding, forfeit its beneficial interest (as owner participant) in the leased aircraft if the indenture trustee, on behalf of the debt participants in the leveraged lease transaction, exercises its remedy to take title to the aircraft./7/ Such transfer of the beneficial interest in the leased aircraft to the indenture trustee would be treated as a "sale" for federal income tax purposes for an amount equal to the outstanding balance of the leveraged lease debt. In either event, it is expected that such transfer will result in a significant amount of gain for federal income tax purposes. Accordingly, CIPSCO Leasing will structure any such transfer in a manner that will enable it to utilize the non-recognition provisions of Code section 1081. In order to achieve this result, the Applicants will engage in a series of essentially simultaneous intercompany transactions the purpose of which is to structure the sale of the Aircraft Lease Interest or of the equity securities of CLC Aircraft to occur from a subsidiary of Ameren (in this case AERG) that has sufficient tax basis in similar classes of property to absorb the basis reductions required by Code section 1082(b).

     More specifically, CIPSCO Leasing intends to engage in the following transactions (the "Proposed Transactions"):

     1. On or prior to the closing date with respect to the sale of the Aircraft Lease Interest or of the equity securities of CLC Aircraft (the "Closing Date"), CIPSCO Leasing will transfer the stock of CLC Aircraft to AERG in exchange for a promissory note in the form of Exhibit B-7 hereto (the "AERG Note") and/or cash (together, the AERG Note and the cash are referred to herein as the "AERG Consideration").

     2. On or prior to the Closing Date, Ameren will cause CLC Aircraft to convert into a Delaware limited liability company./8/

     3. On the Closing Date, AERG will either sell the Aircraft Lease Interest or the membership interests of CLC Aircraft to a buyer or buyers in exchange for consideration (which is expected to be nominal) or transfer the Aircraft Lease Interest and/or the membership interests of CLC Aircraft to the indenture trustee for the benefit of the debt participants in the existing leveraged lease structure, which, for

--------------------
(6) On September 14, 2005, Delta and its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The matter is pending before the U.S. Bankruptcy Court for the Southern District of New York.
(7) Any such transfer would be qualified by and subject to any restriction or limitations on transfer set forth in the operative lease documents, the Bankruptcy Code, and other applicable law, including the Revised Interim Order Pursuant to Sections 105(a) and 362 of the Bankruptcy Code Establishing Notification Procedures and Approving Restriction on Certain Transfers of Claims against and Interests in the Debtors' Estates entered in the Delta bankruptcy case on September 16, 2005.
(8) By order dated December 18, 2003 (Holding Co. Act Release No. 27777)
(the "December 2003 Order"), the Commission authorized Ameren and its non-utility subsidiaries to, among other things, convert the capital structure of non-utility subsidiaries from one business form to another.

          federal income tax purposes, will be treated as a deemed sale of the Aircraft Lease Interest.

     4. Within 24 months after such Closing Date, AERG will expend the consideration received from the buyer or buyers to reduce the AERG Note (if any) or will otherwise expend or invest such cash in accordance with Code section 1081(b).

     As indicated, the Proposed Transactions are intended to allow Ameren to match the unrecognized gain from the sale of the Aircraft Lease Interest or of the membership interests of CLC Aircraft under Code section 1081(b) to AERG since AERG is one of the subsidiaries of Ameren that has a sufficiently high tax basis in other similar classes of property such that the unrecognized gain can be fully absorbed by the basis reductions required by Code section 1082(a)(2).

     1.6 Relief Requested. Ameren requests that the Commission authorize (a) AERG to acquire the stock of CLC Aircraft from CIPSCO Leasing and (b) AERG to issue and CIPSCO Leasing to acquire the AERG Note, in each case prior to February 8, 2006. The aggregate amount of the AERG Consideration (i.e., AERG Note and/or cash) will be fixed on or before the Closing Date to be equal to or less than the amount of consideration (which may be nominal) agreed to be paid by the buyer or buyers of the Aircraft Lease Interest or of the membership interests of CLC Aircraft, such that the proceeds of the sale will be at least sufficient to enable AERG to retire the AERG Note (if any) on or shortly after the Closing Date; and, in any event will not exceed $10 million. The AERG Note (if any) will bear interest at a daily floating rate per annum (computed on the basis of a 360-day year consisting of twelve 30 day months) equal to the "1-Month Nonfinancial Commercial Paper" rate published by the Federal Reserve in its H.15 Selected Interest Rates publication.

     In addition, in accordance with Code section 1081(f), Ameren requests that the Commission's supplemental order in this proceeding confirm that (1) the proposed disposition of the Aircraft Lease Interest or of the membership interests of CLC Aircraft through the Proposed Transactions will be a disposition for cash or cash equivalents in compliance with the supplemental order, (2) the application of the net proceeds to retire all or part of the AERG Note will be a complete or partial retirement of securities representing indebtedness of AERG, (3) the amount of liabilities assumed and the amount of liabilities to which transferred property is subject upon the disposition of the Aircraft Lease Interest or membership interests of CLC Aircraft through the Proposed Transactions will be an expenditure for property other than "nonexempt property" in compliance with the supplemental order, and (4) accordingly, each of the Proposed Transactions is necessary or appropriate to the integration or simplification of the Ameren holding company system and will effectuate the provisions of Section 11(b)(1) of the Act./9/

--------------------
(9) The Commission has issued orders making similar tax recitals in connection with other divestitures of non-utility properties in compliance with orders under Section 11(b)(1) of the Act. See, e.g., Progress Energy, Inc., et al., Holding Co. Act Release No. 27444 (Sept. 26, 2001); NiSource Inc., et al., Holding Co. Act Release No. 27525 (Apr. 29, 2002); and KeySpan Corporation, et al., Holding Co. Act Release No. 27541 (June 19, 2002).


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


ITEM 2. FEES, COMMISSIONS AND EXPENSES.
        -------------------------------

        The additional fees, commissions and expenses paid or incurred and to be paid or incurred in connection with the preparation and filing of this Post-Effective Amendment are estimated not to exceed $5,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.
        --------------------------------

        Sections 6(a), 7, 9(a),10, 11(b)(1) and 12(b) and (f) of the Act and Rules 45 and 54 thereunder are or may be applicable to AERG's issuance of the AERG Note and the acquisition thereof by CIPSCO Leasing and to the acquisition by AERG of the stock of CLC Aircraft. As described above, these interrelated transactions are merely transitory and will have no permanent impact on the business or capital structure of AERG and therefore should be disregarded. The sole purpose of these transactions is to match the unrecognized gain from the sale of the Aircraft Lease Interest or membership interests of CLC Leasing to AERG, a subsidiary of Ameren that has a sufficiently high tax basis in other similar classes of property such that the unrecognized gain can be fully absorbed by the basis reductions required by Code section 1082(a)(2).

        Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. These standards are met.

        Rule 53(a)(1): Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs as of June 30, 2005 was $492,760,725, or approximately 25.6% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)) for the four quarters ended June 30, 2005 ($1,928,016,038). Ameren does not currently hold an interest in any FUCO.

        Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

--------------------------------------------------------------------------------
NiSource Inc., et al., Holding Co. Act Release No. 27525 (Apr. 29, 2002);
and KeySpan Corporation, et al., Holding Co. Act Release No. 27541
(June 19, 2002).


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


        Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

        Rule 53(a)(4): Ameren will submit a copy of each Application/Declaration relating to investments in EWGs and FUCOs and copies of any related Rule 24 certificates, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic utility subsidiaries.

        In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4. REGULATORY APPROVAL.
        -------------------

        The Proposed Transactions are not subject to the jurisdiction of any state commission or of any federal commission other than this Commission.

ITEM 5. PROCEDURE.
        ---------

        The Applicants request that the Commission issue a notice of filing of this Post-Effective Amendment as soon as possible and that the Commission issue a supplemental order in this proceeding as soon as practicable after the end of the notice period. The Applicants further request that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order in the proceeding unless such Division opposes the matters covered hereby.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
        ---------------------------------

        a.   Exhibits.
             --------

             B-7 - Form of AERG Note (previously filed).

             J-2 - Form of Federal Register Notice (previously filed).

        b.   Financial Statements.
             --------------------

             FS-1 - Ameren Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statement of Income and Consolidated Statement of Cash Flows for the year ended December 31, 2004 (incorporated by Reference to Ameren's Annual Report on Form 10-K for the year ended December 31, 2004) (File No. 1-14756).


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


             FS-2 -   Ameren Consolidated Balance Sheet as of
                      June 30, 2005, and Consolidated Statement of
                      Income and Consolidated Statement of Cash
                      Flows for the six months ended June 30, 2005
                      (incorporated by Reference to Ameren's
                      Quarterly Report on Form 10-Q for the period ended June 30, 2005) (File No. 1-14756).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.
        ---------------------------------------

        The Commission's action in this matter will not constitute a major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the Proposed Transactions.

                                   SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this amended and restated Post-Effective Amendment to be signed on their behalves by the undersigned thereunto duly authorized.

                                      AMEREN CORPORATION
                                      AMERENENERGY RESOURCES GENERATING COMPANY


                                      By:  /s/   Steven R. Sullivan
                                                 ------------------
                                      Name:      Steven R. Sullivan
                                      Title:     Senior Vice President,
                                                 General Counsel and Secretary


                                      CIPSCO INVESTMENT COMPANY
                                      CIPSCO LEASING COMPANY


                                      By:  /s/   Steven R. Sullivan
                                                 ------------------
                                      Name:      Steven R. Sullivan
                                      Title:     Secretary

Date: November 4, 2005